February 22, 2010

BY EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7010

Attention: Mr. Terence O’Brien, Branch Chief

RE:	Hooker Furniture Corporation (the “Company”)
Form 10-K for the year ended February 1, 2009
Definitive Proxy Statement on Schedule 14A filed on May 8, 2009
Form 10-Q for the quarter ended November 1, 2009
File No. 0-25349

Ladies and Gentlemen:

Hooker Furniture Corporation is providing its responses to the Staff’s comment letter dated February 22, 2010 (the “Staff Letter”) with respect to our filings referenced above. This letter has been submitted via EDGAR.

Set forth below is the Staff’s comment (in italics) followed by our response.  The headings and numbered paragraph in this letter correspond to the same contained in the Staff Letter.  Terms used in this letter, that are not otherwise defined herein, have the meanings given them in the respective filings unless the context indicates otherwise.

Definitive Proxy Statement on Schedule 14A filed on May 8, 2009

Executive Compensation, page 7

Base Salary, Page 9

1.
We note that in response to comment five of our letter dated January 26, 2010, you state that Mr. Ryder’s 10% salary increase was made in recognition of “his personal performance” among other things. To the extent applicable, in future filings please identify the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific contribution decisions. For example, we note the various categories of Mr. Ryder’s individual performance goals set forth in the second bullet point on page 7 of your response letter; however, you provide minimal analysis as to how the compensation committee evaluated Mr. Ryder’s performance against these pre-established goals, which evaluation is then translated into pay determinations.

Company Response: We will provide appropriate disclosure in future filings in response to the Staff’s comment.

If you have any questions or require any additional information, please call me at (276) 656-3314 or Paul Huckfeldt at (276) 632-0459, extension 3006.

Best regards,

/s/ E. Larry Ryder
E. Larry Ryder

Executive Vice President – Finance and Administration

Chief Financial Officer

cc:	Paul A. Huckfeldt, Corporate Controller & Chief Accounting Officer, Hooker Furniture Corporation
Henry G. Williamson, Jr., Audit Committee Chairman, Hooker Furniture Corporation
Karl M. Strait, Partner, McGuireWoods LLP
Jeffrey R. Capwell, Partner, McGuireWoods LLP